

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

Via E-Mail
Mr. John D. Milton, Jr.
Chief Financial Officer
Patriot Transportation Holding, Inc.
501 Riverside Avenue, Suite 500
Jacksonville, Florida 32202

> **Re: Patriot Transportation Holding, Inc.**
> **Form 10-K for the year ended September 30, 2011**
> **Filed December 8, 2011**
> **Form 10-Q for the quarter ended December 31, 2011**
> **Filed February 1, 2012**
> **File No. 000-17554**

Dear Mr. Milton:

We have reviewed your response letter dated June 14, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended September 30, 2011

Notes to the Financial Statements

Note 15. Discontinued Operations

1. We note from your response to our prior comment three that the asset that was donated consisted of the appraised value of the royalty stream of minerals and aggregates and that the asset was included in the book value of the total property of $276,000. However, it is still unclear how you determined it was appropriate to record a tax benefit and how you calculated or determined the amount of the tax benefit. Please advise.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 or Susan Block at (202) 551-3210 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief